Hogan & Hartson
l.l.p.

111 south calvert street
baltimore, md 21202
tel (410) 659-2700
fax (410) 539-6981
www.hhlaw.com
September 7, 2005
VIA FACSIMILE
Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 6010
Washington, DC 20549

RE:	Avalon Pharmaceuticals, Inc.
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-124565
Dear Mr. Riedler:
     On behalf of Avalon Pharmaceuticals, Inc. (“Avalon” or the “Company”), this letter is in response to the staff’s letter of comment dated September 7, 2005 to Dr. Kenneth C. Carter, with respect to the above-referenced Amendment No. 3 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) and is pursuant to our conversation with Song Brandon and John Krug on that date.
     After reviewing the comment letter, it appeared that the staff’s primary concerns with the subordinated line of credit facility the Company is in the process of putting in place is the ability of the Company to repay any borrowings made under the facility in common stock in its discretion and the proposed issuance of warrants to the lenders as an inducement to participate in the credit facility. While we are comfortable that these features do not result in the line of credit needing to be integrated with the Company’s proposed initial public offering under the “5-factor test”, primarily because the line as proposed involves no current offer of any common stock or security convertible into common stock, in an effort to allay the staff’s concerns and expeditiously resolve the issue, we are proposing to eliminate any equity features from the line of credit arrangements. We note that the line of credit is subject to conditions that are not yet met and so is not yet available to the Company, no warrants have been issued thereunder and no borrowings made. Therefore, it is possible to amend the terms to make these changes without raising the concerns that the staff has pointed to.
washington, dc     new york     baltimore     northern virginia     miami     los angeles     denver     boulder     colorado springs
berlin     munich     brussels     london     paris     geneva     budapest     warsaw     moscow     beijing     hong kong     shanghai     tokyo

Hogan & Hartson l.l.p.
Mr. Jeffrey Riedler
September 7, 2005

     As a result of these changes to the line of credit arrangements, the line of credit will become a simple loan agreement repayable only in cash, and no warrants will be issued. No borrowings have been made under it, and none are expected to be made if the IPO is completed in a timely fashion. Once the IPO is completed, if not drawn upon, the line of credit will expire. To the extent it is drawn upon, it will be repaid in cash at maturity. As a straight commercial loan agreement, the line of credit facility does not represent the offer of any security that would be integrated with the proposed IPO.
     The principal lenders under the line of credit facility are all existing major stockholders of the Company who have indicated a willingness to provide these funds, if needed by the Company, and are willing to forego any equity component of the lending facility. We are still in the process of finalizing lender participation, but the names of all lenders, their committed amounts, and the names of the stockholders who did not participate in the facility and will have a portion of their shares of preferred stock converted to common stock will be disclosed in schedules to the line of credit facility that will be filed.
     We will provide the staff with copies of the revised line of credit agreement to review. We expect that will be completed in the next several days.
     In the meantime, we would appreciate hearing from you on Thursday, if possible, that you concur that the line of credit as revised no longer raises the integration issues referred to in your September 7 letter.
* * * *
     If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (212) 918-3651 or Michael J. Silver at (410) 659-2741.
Very truly yours,
Stephanie D. Marks

cc:	Kenneth C. Carter, Ph.D. Gary Lessing Tom G. David